SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            Z TEL TECHNOLOGIES, INC.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                    988792107
                                    ---------
                                 (CUSIP Number)

                               Edward A. Balogh, Jr.
                        Bank of America Capital Investors

                       100 North Tryon Street, 25th floor
                       Bank of America Corporate Center
                       Charlotte, North Carolina  28255
                                 (704) 386-1792
                       ----------------------------------
                      (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               December 15, 1999
                               ------------------
                      (Date of Event which Requires Filing
                                of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box .

CUSIP No. 988792107

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  BA Capital Company, L.P.

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)   (b)  |X|

         3.       SEC Use Only

         4.       Source of Funds (See instructions)
                  WC

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.       Citizenship or Place of Organization
                  Delaware


          Number of Shares       7.  Sole Voting Power         1,780,325 Shares

          Beneficially Owned by  8.  Shared Voting Power

          Each Reporting Person  9.  Sole Dispositive Power    1,780,325 Shares

          With                  10.  Shared Dispositive Power


         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,325 Shares

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                  5.8%

         14.      Type of Reporting Person (See Instructions):
                  PN

CUSIP No. 988792107

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  BA SBIC Management, LLC

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)    (b)  |X|

         3.       SEC Use Only

         4.       Source of Funds (See instructions)
                  AF

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization
                  Delaware

          Number of Shares       7.  Sole Voting Power         1,780,325 Shares

          Beneficially Owned by  8.  Shared Voting Power

          Each Reporting Person  9.  Sole Dispositive Power    1,780,325 Shares

          With                  10.  Shared Dispositive Power


         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,325 Shares

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                  5.8%

         14.      Type of Reporting Person (See Instructions):
                  OO

CUSIP No. 988792107

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  BA Equity Management, L.P.

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)    (b)  |X|

         3.       SEC Use Only

         4.       Source of Funds (See instructions)
                  AF

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization
                  Delaware

          Number of Shares       7.  Sole Voting Power         1,780,325 Shares

          Beneficially Owned by  8.  Shared Voting Power

          Each Reporting Person  9.  Sole Dispositive Power    1,780,325 Shares

          With                  10.  Shared Dispositive Power

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,325 Shares

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                  5.8%

         14.      Type of Reporting Person (See Instructions):
                  PN

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  BA Equity Management GP, LLC

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)   (b)  |X|

         3.       SEC Use Only

         4.       Source of Funds (See instructions)
                  AF

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.       Citizenship or Place of Organization
                  Delaware

          Number of Shares       7.  Sole Voting Power         1,780,325 Shares

          Beneficially Owned by  8.  Shared Voting Power

          Each Reporting Person  9.  Sole Dispositive Power    1,780,325 Shares

          With                  10.  Shared Dispositive Power

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,325 Shares

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                  5.8%

         14.      Type of Reporting Person (See Instructions):
                  OO

CUSIP No. 988792107

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  Walter W. Walker, Jr.

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)   (b)  |X|

         3.       SEC Use Only

         4.       Source of Funds (See instructions)
                  AF

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization
                  United States

          Number of Shares       7.  Sole Voting Power         1,780,325 Shares

          Beneficially Owned by  8.  Shared Voting Power

          Each Reporting Person  9.  Sole Dispositive Power    1,780,325 Shares

          With                  10.  Shared Dispositive Power

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,325 Shares

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                  5.8%

         14.      Type of Reporting Person (See Instructions):
                  IN

CUSIP No. 988792107

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                  Bank of America Corporation

         2.       Check the Appropriate Box if a Member of a Group
                 (See Instructions)
                  (a)  (b)  |X|

         3.       SEC Use Only

         4.       Source of Funds (See instructions)
                  AF

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization
                  Delaware

          Number of Shares       7.  Sole Voting Power         1,780,325 Shares

          Beneficially Owned by  8.  Shared Voting Power

          Each Reporting Person  9.  Sole Dispositive Power    1,780,325 Shares

          With                  10.  Shared Dispositive Power


         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,325 Shares

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                  5.8%

         14.      Type of Reporting Person (See Instructions):
                  CO

Item 1.  Security and Issuer.

                           This statement relates to shares of common stock, par
                  value $0.01 per share, (the "Common Stock") of Z Tel Technologies, Inc., a Delaware corporation (the "Company"), having its principal executive offices at Knights Point, 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602.

Item 2.  Identity and Background.

                                            (a) This  statement is being jointly
                                    filed by (1) BA  Capital  Company,  L.P.,  a
                                    Delaware limited partnership ("BA Capital"),
                                    (2) BA  SBIC  Management,  LLC,  a  Delaware
                                    limited    liability   company   ("BA   SBIC
                                    Management"),   (3)  BA  Equity  Management,
                                    L.P., a Delaware  limited  partnership  ("BA
                                    Equity    Management"),    (4)   BA   Equity
                                    Management  GP,  LLC,  a  Delaware   limited
                                    liability  company  ("BA  Equity  Management
                                    GP"),  (5) Walter W.  Walker,  Jr., a United
                                    States  citizen  and  (6)  Bank  of  America
                                    Corporation,  a Delaware  corporation ("Bank
                                    of   America")   (BA   Capital,    BA   SBIC
                                    Management,  BA Equity Management, BA Equity
                                    Management  GP,  Walter W.  Walker,  Jr. and
                                    Bank of America, collectively the "Reporting
                                    Persons"). A list of the directors and executive officers of Bank of America is attached hereto as Annex A.

                           (b) The address of the principal business office of each Reporting Person is as follows:


                           Reporting Person     Address

                           1.  BA Capital       100 North Tryon Street, Floor 25
                                                Bank of America Corporate Center
                                                Charlotte, NC  28255
                           2.  BA SBIC          100 North Tryon Street, Floor 25
                               Management       Bank of America Corporate Center
                                                Charlotte, NC  28255
                           3.  BA Equity        100 North Tryon Street, Floor 25
                               Management       Bank of America Corporate Center
                                                Charlotte, NC  28255
                           4.  BA Equity        100 North Tryon Street, Floor 25
                               Management GP    Bank of America Corporate Center
                                                Charlotte, NC  28255
                           5.  Walter W.        c/o BA Capital Company, L.P.
                               Walker, Jr.      100 North Tryon Street, Floor 25
                                                Bank of America Corporate Center
                                                Charlotte, NC  28255

                           6.  Bank of America  100 North Tryon Street, Floor 25
                                                Bank of America Corporate Center
                                                Charlotte, NC  28255

                           (c) BA Capital is an investment  partnership  engaged
                  principally in the business of making private investments. BA SBIC Management is engaged in the business of being the general partner of BA Capital. BA Equity Management is engaged in the business of being the sole member of BA SBIC Management. BA Equity Management GP is engaged in the business of being the general partner of BA Equity Management. Walter
                  W. Walker, Jr.'s principal occupation is serving as the Managing Member of BA Equity Management GP and as an employee of a subsidiary of Bank of America. Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.

                           (d) During the last five years, none of the Reporting
                  Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of Bank of America, as set forth on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           (e) During the last five years, none of the Reporting
                  Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of Bank of America, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Citizenship/State of Organization

                                    BA Capital Company, L.P. - Delaware
                                    BA SBIC Management, LLC - Delaware
                                    BA Equity Management, L.P. - Delaware
                                    BA Equity Management GP, LLC - Delaware
                                    Walter W. Walker, Jr. - United States
                                    Bank of America Corporation - Delaware

                  Except as otherwise indicated on Annex A, to the knowledge of the Reporting Persons, each executive officer and director of Bank of America, as set forth on Annex A, is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On November 4, 1998, BA Capital, successor-by-merger to NationsBanc Capital Corporation ("NBCC"), purchased 1,617,477 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Company. BA Capital paid an aggregate cash purchase price of $5,999,999.07 for such Preferred Stock. Funds for such cash purchase price were provided from the working capital of BA Capital and its affiliates.

                  Pursuant to a registered initial public offering of 6,900,000 shares of Common Stock of the Company on December 15, 1999 (the "IPO"), all of the Preferred Stock of the Company held by BA Capital prior to the IPO were converted into 1,779,225 shares of Common Stock.

Item 4.  Purpose of Transaction.

                  BA Capital purchased the Preferred Stock of the Company solely for investment purposes. As of the date of this Statement, and as a result of the IPO, BA Capital is the direct beneficial owner of 1,780,325 shares of Common Stock which represents approximately 5.8% of the shares of Common Stock of the
                  Company currently outstanding. BA Capital may acquire additional securities of the Company, subject to certain factors, including, without limitation, (i) applicable securities laws and governmental restrictions on the number of voting securities BA Capital may hold, (ii) market conditions and (iii) its assessment of the business prospects of the Company. BA Capital is continuously evaluating the business and business prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by it, subject to any applicable laws, governmental restrictions or contractual restrictions.

                  Other than discussed herein, BA Capital currently has no plans to effect:

                           (a)      any  extraordinary  corporate   transaction,
                  such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                           (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

                           (c) any change in the present  Board of  Directors or
                  management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                           (d)      any    material   change    in   the present
                  capitalization or dividend policy of the Company;

                           (e) any other material change in the Company's business or corporate structure;

                           (f) any change in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

                           (g) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (h) any class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                           (i)      any   action   similar   to  any  of   those
                  enumerated above.

                  BA Capital intends to re-evaluate continuously its investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

Item 5.  Interest in Securities of the Issuer.

                           (a) The  aggregate  number and  percentage  of Common
                  Stock to which this statement relates is 1,780,325 shares, representing 5.8% of the 30,888,158 shares of common stock of the Company currently issued and outstanding, as reported in the Company's prospectus dated December 15, 1999. The Reporting Persons beneficially own the Common Stock, which includes 1,100 shares of Common Stock held in the form of
                  options   granted  to  BA  Capital  in  connection   with  its
                  participation   in  designating  a  member  to  serve  on  the
                  Company's board of directors, in connection with the conversion of the Preferred Stock pursuant to the IPO, as follows:

                                                     Shares of
                           Reporting Person         Common Stock       % Common Stock
                           ----------------         ------------        -------------
                  1.       BA Capital                1,780,325               5.8%
                  2.       BA SBIC Management        1,780,325               5.8%
                  3.       BA Equity Management      1,780,325               5.8%
                  4.       BA Equity Management GP   1,780,325               5.8%
                  5.       Walter W. Walker, Jr. *   1,780,325               5.8%
                  6.       Bank of America           1,780,325               5.8%


                  *  Mr. Walker disclaims such beneficial ownership.

                           (b) BA Capital has sole voting and dispositive power with respect to 1,780,325 shares of Common Stock.

                                    BA SBIC Management is the general partner of
                  BA Capital. Pursuant to the limited partnership agreement for BA Capital, BA SBIC Management has sole voting and dispositive power with respect to 1,780,325 shares of Common Stock.

                                    BA Equity  Management  is the sole member of
                  BA SBIC Management. Pursuant to the operating agreement of BA SBIC Management, BA Equity Management has sole voting and dispositive power with respect to 1,780,325 shares of Common Stock.

                                    BA  Equity  Management  GP  is  the  general
                  partner of BA Equity Management. Pursuant to the limited partnership agreement for BA Equity Management, BA Equity Management GP has sole voting and dispositive power with respect to 1,780,325 shares of Common Stock.

                                    Walter W Walker, Jr. is the Managing Member
                  of BA Equity Management GP, in which capacity he has sole voting and dispositive power with respect to 1,780,325 shares of Common Stock. Mr. Walker disclaims such beneficial ownership.

                                    As  a  result of the  employment arrangement
                  between Walter W. Walker, Jr. and Bank of America, Bank of America has sole voting and dispositive power with respect to 1,780,325 shares of Common Stock.

                           (c) The Reporting Persons have not, and to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons has, effected any transaction in shares of Common Stock during the period extending from the date hereof to the date 60 days prior to the date hereof.

                           (d) To the knowledge of the Reporting Persons, except
                  as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by BA Capital.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           (a) Stockholders' Agreement. The Company entered into an Amended and Restated Stockholders' Agreement, dated October __, 1999 (the "Stockholders' Agreement"), with D. Gregory Smith, James A. Kitchen, Charles W. McDonough, J. Bryan Bunting, BA Capital, Sewanee Partners II, L.P. and Gramercy Z-Tel LLC (collectively, excluding BA Capital, the "Other Stockholders"). The following description of the Stockholders' Agreement is subject to and qualified in its entirety by reference to the Stockholders' Agreement, which has been listed in Item 7 and filed as an exhibit to this

                  Schedule 13D. BA Capital and the Other Shareholders of the Company have been granted the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Securities and Exchange Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Stockholders' Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration.

                           (b) Lock-Up  Agreement.  In connection  with the IPO,
                  the Company, its directors, certain officers of the Company and certain of the shareholders of the Company each entered into a lock-up agreement dated December 15, 1999 with the underwriters participating in such offering. Each of the Company, is directors, certain officers of the Company and certain shareholders have agreed, subject to certain conditions, not to, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of, any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) or enter into any swap or other derivatives transaction that transfers any economic benefits of such Common Stock for a period of 180 days after the date of the offering, without the prior written consent of such underwriters.

Item 7.           Materials to Be Filed as Exhibits.

                  Exhibit 1. Joint Filing Agreement, dated February __, 2000, by BA Capital Company, L.P., BA SBIC Management, LLC, BA Equity Management, L.P., BA Equity Management, GP, LLC, Walter W. Walker, Jr., Bank of America Corporation.

                  Exhibit 2. Amended and Restated Stockholders' Agreement, dated October __, 1999, by and among Z-Tel Technologies, Inc.
                  D. Gregory Smith, James A. Kitchen, Charles W. McDonough, J. Bryan Bunting, BA Capital Company, L.P., Sewanee Partners II, L.P. and Gramercy Z-Tel LLC.

                  Exhibit 3. Lock-Up Agreement, dated December 15, 1999, by BA Capital Company, L.P., in favor of Thomas Weisel Partners LLC, Credit Suisse First Boston Corporation, J.C. Bradford & Co. and Stephens, Inc.

                                                     SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000        BA CAPITAL COMPANY, L.P.
                               By:  BA SBIC Management, LLC,
                                        its general partner
                                        By:  BA Equity Management, L.P.,
                                             its sole member
                                             By:  BA Equity Management GP, LLC
                                                  its general partner
                                                   By: /s/ Walter W. Walker, Jr.
                                                       -------------------------
                                                       Name:  Walter W. Walker, Jr.
                                                       Title:  Managing Member

                               BA SBIC MANAGEMENT, LLC
                               By:  BA Equity Management, L.P.,
                                    its sole member
                                    By:  BA Equity Management GP, LLC,
                                         its general partner
                                         By:  /s/ Walter W. Walker, Jr.
                                              -------------------------
                                              Name:  Walter W. Walker, Jr.
                                              Title:  Managing Member

                               BA EQUITY MANAGEMENT, L.P.
                               By:  BA Equity Management GP, LLC,
                                    its general partner
                                    By:  /s/ Walter W. Walker, Jr.
                                         -------------------------
                                         Name:  Walter W. Walker, Jr.
                                         Title:  Managing Member

                               BA EQUITY MANAGEMENT GP, LLC

                               By:  /s/ Walter W. Walker, Jr.
                                    -------------------------
                                    Name:  Walter W. Walker, Jr.
                                    Title:  Managing Member

                                    /s/ Walter W. Walker, Jr.
                                    -------------------------
                                    Walter W. Walker, Jr.

                               BANK OF AMERICA CORPORATION

                               By: /s/ John E. Mack
                                   ------------------
                                   Name: John E. Mack
                                  Title:  Senior Vice President
                                        -14-


                                ANNEX A

                      BANK OF AMERICA CORPORATION
                         DIRECTORS AND OFFICERS
                         AS OF NOVEMBER 1, 1999


Directors

Charles W. Coker                              Timm F. Crull
Chairman                                      Retired Chairman and CEO
Sonoco Products Company                       Nestle USA, Inc.
Hartsville, SC                                Newport Beach, CA

Alan T. Dickson                               Kathleen F. Feldstein
Chairman                                      President
Ruddick Corporation                           Economics Studies, Inc.
Charlotte, NC                                 Belmont, MA

Paul Fulton                                   Donald E. Guinn
Chairman and CEO                              Chairman Emeritus
Bassett Furniture Industries, Inc.            Pacific Telesis Group
Winston Salem, NC                             San Francisco, CA

James H. Hance, Jr.                           C. Ray Holman
Vice Chairman and Chief Financial Officer     Chairman and CEO
Bank of America Corporation                   Mallinckrodt Inc.
Charlotte, NC                                 St. Louis, MO

W.W. Johnson                                  Kenneth D. Lewis
Chairman Executive Committee                  President
Bank of America Corporation                   Bank of America Corporation
Charlotte, NC                                 Charlotte, NC

Walter E. Massey                              Hugh L. McColl, Jr.
President                                     Chairman and CEO
Morehouse College                             Bank of America Corporation
Atlanta, GA                                   Charlotte, NC

Richard M. Rosenberg                          O. Temple Sloan, Jr.
Retired Chairman and CEO                      Chairman
Bank of America Corporation                   General Parts Inc.
San Francisco, CA                             Raleigh, NC

Meredith R. Spangler                          Ronald Townsend
Trustee and Board Member                      Communications Consultant
Charlotte, NC                                 Jacksonville, FL

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Solomon D. Trujillo                           Jackie M. Ward
Chairman, President and CEO                   President and CEO
U S West                                      Computer Generation Incorporated
Denver, CO                                    Atlanta, GA

Virgil R. Williams                            Shirley Young
Chairman and CEO                              Vice President
Williams Group International, Inc.            General Motors Corporation
Stone Mountain, GA                            Detroit, MI

A. Michael Spence
Dean
Graduate School of Business,
Stanford University
Stanford, CA

Principal Officers
------------------
Hugh L. McColl, Jr.
Chairman and Chief Executive Officer

James H. Hance, Jr.
Vice Chairman and Chief Financial Officer

Kenneth D. Lewis
President and Chef Operating Officer

Michael J. Murray
President, Global Corporate and Investment
Banking

F. William Vandiver, Jr.
Corporate Risk Management Executive

Address
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All Bank of America officers and directors can be reached c/o:

100 North Tryon Street, Floor 25
Bank of America Corporate Center
Charlotte, NC  28255

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